

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2021

Raid Chalil
Chief Executive Officer
Tipmefast, Inc.
HaShnura St 1
ZihronYa'akow, Israel

> **Re: Tipmefast, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 26, 2021**
> **File No. 333-222880**

Dear Mr. Chalil:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 23, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed July 26, 2021

General

1. We note your revised disclosure in response to comment 1 that "[t]he Shareholders will sell the common stock being registered in this offering at a fixed price of $0.005 per share, until the securities are quoted on the OTC PINKSHEETS listed on an exchange and thereafter at prevailing market prices or privately negotiated prices." Please note that the OTC Pink Market is not an established public trading market into which a selling stockholder may offer and sell shares at other than a fixed price. Accordingly, please revise your cover page disclosure, and make corresponding changes elsewhere in the prospectus, to disclose that shares will be sold at a fixed price until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or

OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Please refer to Item 501(b)(3) of Regulation S-K. As a related matter, please have counsel revise the legal opinion to remove similar disclosure referencing the OTC Pink Sheets.

2.   We note your response to comment 2. Please disclose the nature of any material relationship which any selling security holder has had within the past three years with you or your affiliates. Please refer to Item 507 of Regulation S-K.

3.   Please have your auditors revise their audit consent to reference the financial statement periods consistent with those in their audit reports. For example, the two audit reports in your registration statement include audit opinions for the period ended December 31, 2020, as well as for the periods ended December 31, 2019 and 2018. Please revise accordingly.

You may contact Jennifer López at 202-551-3792 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services